Cobham plc, Brook Road, Wimborne
Dorset, England BH21 2BJ
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19698

30th March 2006




06012190

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 28 March 2006.
2. General Purposes Committee resolution alloting securities dated 28 March 2006.
3. General Purposes Committee resolution alloting securities dated 28 March 2006.
4. General Purposes Committee resolution alloting securities dated 28 March 2006.
5. General Purposes Committee resolution alloting securities dated 29 March 2006.
6. Notice of allotment of shares or securities on Form 88(2) dated 28 March 2006.
7. Notice of allotment of shares or securities on Form 88(2) dated 29 March 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

J M Pope
Company Secretary/Solicitor

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 28th March 2006

Present:	A E Cook	-	Chairman
	W Tucker		
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 22nd March 2006 have given notice to the company (each such notice being accompanied by the appropriate subscription price £16,457.46) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that 21,050 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 22nd March 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Closure report dated 22nd March 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 27th March 2006

Account Number	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829535563	141102	3	0.769	0.744	MR	BUDD	MP	YZ125386D	1620	1245.78	4 ATKINSON CLOSE	GOSPORT			PO12 2BZ	MARTIN PETER	FRHIT
004830686163	141102	3	0.769	0.744	MS	COVENTRY	HB	NH078703A	680	522.92	67 LUMSDEN CRESCENT	ALMONDBANK	PERTH		PH1 3LG	HELEN B	FRALMD
004830399463	141102	3	0.769	0.744	MISS	DEAN	AM	NM176947B	1620	1245.78	78 PARKWAY DRIVE	BOURNEMOUTH			BH8 9JR	ALISON MARY	COB
004830489363	141102	3	0.769	0.744	MR	DUNFORD	RB	YT145699C	1620	1245.78	30 SUTTON ROAD	TOTTON	SOUTHAMPTON		SO40 3PH	ROBERT	FRA
004830414163	141102	3	0.769	0.744	MR	FLEMING	M	WM689855A	680	522.92	29 UPPER DRIVE	EAST PRESTON	LITTLEHAMPTON		BN16 1QN	MICHAEL	CRED
001227531561	061100	5	0.836	0.811	MR	GALLOWAY	DB	NY305941A	4030	3369.08	70 CHURCH ROAD	FERNDOWN			BH22 9EX	DARRYN BRIAN	FRL
004829365463	141102	3	0.769	0.744	MR	MASSEY	AE	YH305681B	1810	1391.89	18 SUMMERFIELDS	LOCKS HEATH	SOUTHAMPTON		SO31 6NN	ALAN ERNEST	FRHIT
004829652163	141102	3	0.769	0.744	MR	OWEN	JN	NY191778A	1620	1245.78	24 SPRINGFIELD PARK	YWYFORD	READING	BERKSHIRE	RG10 9JH	JAMES NICHOLAS	CEL
004830119363	141102	3	0.769	0.744	MR	PAGE	JA	NW731171A	6290	4837.01	3 JASMINE COTTAGES	HIGH STREET	SPETISBURY	BLANDFORD FORUM	DT11 9DN	JULIAN	FRL
004829945863	141102	3	0.769	0.744	MR	SEARLE	S	WM719221A	1080	830.52	40 ROCKLEY ROAD	POOLE			BH15 4EY	STEVEN	FRL
Totals									**21050**	**16457.46**							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 28th March 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004 – [Approved ("A)]

Date of Grant	Name	Date of Notice	No of Shares	Subscription Price
20.09.04	T B Garvey	27.03.06	22,260	£29,991.633

1.2 The Cobham Executive Share Option Scheme (2004 – [Un-approved ("U)]

Date of Grant	Name	Date of Notice	No of Shares	Subscription Price
20.09.04	T B Garvey	27.03.06	21,990	£29.627.853

It was resolved that a total of 44,250 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
T B Garvey	22,260 21,990	£1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 44,250 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 28th March 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.11.01	J Danning	23.3.06	4,878	£5,282.87
29.10.02	"	"	13,440	£12,319.10

It was resolved that a total of 18,318 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Danning	4,878	£1.058
	13,440	£0.8866

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 18,318 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 28th March 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Approved ("A")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	L Fossey	27.03.06	12,670	£15,024.47

1.2 The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	"	"	1,260	£1,494.15

1.3 The Cobham Executive Share Option Scheme (2004 – [Un-approved ("U)]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	"	"	12,340	£16,626.09

It was resolved that a total of 26,270 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
L Fossey	12,670	£1.16083
	1,260	£1.16083
	12,340	£1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 26,270 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 29th March 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
29.10.02	C Esplin-Jones	16.03.06	3,290	£2,999.36

1.2 The Cobham Executive Share Option Scheme (2004 – [Unapproved ("U)]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	C Esplin-Jones	16.03.06	24,600	£33,144.39

It was resolved that a total of 27,890 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
C Esplin-Jones	3,290	£0.8866
	24,600	£1.3223

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 27,890 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.



....

Chairman


SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	03	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	109,888		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p, £,	21,050
UK Postcode		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	18,318
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	44,250
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	26,270
UK Postcode EC3P 3DB		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 28/3/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 22nd March 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 27th March 2006

Account Number	Grant Date	Term	Option Price	Share Premium	Title	Surname	Initials	NI NO	Exercised Shares	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
004829535563	141102	3	0.769	0.744	MR	BUDD	MP	YZ125386D	1620	1245.78	4 ATKINSON CLOSE	GOSPORT			PO12 2BZ	MARTIN PETER	FRHIT
004830686163	141102	3	0.769	0.744	MS	COVENTRY	HB	NH078703A	680	522.92	67 LUMSDEN CRESCENT	ALMONDBANK	PERTH		PH1 3LG	HELEN B	FRALMD
004830399463	141102	3	0.769	0.744	MISS	DEAN	AM	NM176947B	1620	1245.78	78 PARKWAY DRIVE	BOURNEMOUTH			BH8 9JR	ALISON MARY	COB
004830489363	141102	3	0.769	0.744	MR	DUNFORD	RB	YT145699C	1620	1245.78	30 SUTTON ROAD	TOTTON	SOUTHAMPTON		SO40 3PH	ROBERT	FRA
004830414163	141102	3	0.769	0.744	MR	FLEMING	M	WM689855A	680	522.92	29 UPPER DRIVE	EAST PRESTON	LITTLEHAMPTON		BN16 1QN	MICHAEL	CRED
001227531561	061100	5	0.836	0.811	MR	GALLOWAY	DB	NY305941A	4030	3369.08	70 CHURCH ROAD	FERNDOWN			BH22 9EX	DARRYN BRIAN	FRL
004829365463	141102	3	0.769	0.744	MR	MASSEY	AE	YH305681B	1810	1391.89	18 SUMMERFIELDS	LOCKS HEATH	SOUTHAMPTON		SO31 6NN	ALAN ERNEST	FRHIT
004829652163	141102	3	0.769	0.744	MR	OWEN	JN	NY191778A	1620	1245.78	24 SPRINGFIELD PARK	YWYFORD	READING	BERKSHIRE	RG10 9JH	JAMES NICHOLAS	CEL
004830119363	141102	3	0.769	0.744	MR	PAGE	JA	NW731171A	6290	4837.01	3 JASMINE COTTAGES	HIGH STREET	SPETISBURY	BLANDFORD FORUM	DT11 9DN	JULIAN	FRL
004829945863	141102	3	0.769	0.744	MR	SEARLE	S	WM719221A	1080	830.52	40 ROCKLEY ROAD	POOLE			BH15 4EY	STEVEN	FRL
Totals									21050	16457.46							

Fileno. 8234923

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 9	0 3	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	27,890		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ESPLIN-JONES, CHRISTOPHER JOHN Address: THE COTTAGE, HURSLEY, WINCHESTER, HANTS, ENGLAND UK Postcode SO21 2JW	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 27,890
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J M Pope 29/3/06 Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

END